EXHIBIT 99.1

ECI TELECOM ANNOUNCES EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 29, 2007

PETAH TIKVA, ISRAEL - (July 25, 2007)— ECI Telecom Ltd. (NASDAQ: ECIL), a global provider of networking infrastructure equipment, today announced that it has scheduled an extraordinary general meeting of shareholders for Wednesday, August 29, 2007, to consider and vote upon (i) a proposal to approve the merger agreement, dated as of July 1, 2007, by and among Epsilon 1 Ltd., an Israeli company (the “Purchaser”), Epsilon 3 Ltd., an Israeli company and wholly owned indirect subsidiary of the Purchaser (“Merger Sub”), and ECI, and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into ECI, with ECI continuing as the surviving company and (ii) a proposal to approve a special bonus in the amount of US$1,050,000 to Shlomo Dovrat, ECI’s outgoing Chairman of the Board, or to an entity designated by him. The proposed merger was previously announced on July 2, 2007.

The proposal relating to the merger requires the approval of 75% of the shares voted on the matter, and the proposal relating to Mr. Dovrat’s bonus requires the approval of a simple majority of the shares voted on the matter.

ECI Shareholders of record at the close of business on July 23, 2007, will be entitled to notice of the extraordinary general meeting and to vote on both proposals. The extraordinary general meeting will be held on Wednesday, August 29, 2007, at 12 p.m., at the offices of ECI at 30 Hasivim Street, Petah Tikva, Israel. ECI will send to its shareholders of record a proxy statement in the next few days describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.

About ECI Telecom

ECI Telecom delivers innovative communications platforms to carriers and service providers worldwide. ECI provides efficient platforms and solutions that enable customers to rapidly deploy cost-effective, revenue-generating services.

Founded in 1961, Israel-based ECI has consistently delivered customer-focused networking solutions to the world's largest carriers. ECI is also a market leader in many emerging markets. ECI provides scalable broadband access, transport and data networking infrastructure that provides the foundation for the communications of tomorrow, including next-generation voice, IPTV, mobility and other business solutions. For more information, please visit www.ecitele.com.

Forward-Looking Statements

Certain statements in this press release, including but not limited to those relating to the merger, might be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of ECI to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", "may increase", "may fluctuate" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Various factors that could cause actual results to differ materially from those expressed in such forward-looking statements include but are not limited to risks associated with uncertainty as to whether the merger will be completed, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, costs and potential litigation associated with the merger, the failure to obtain shareholder approval, the inability to obtain, or meet specific conditions imposed for applicable regulatory approvals relating to the merger, the failure of either party to meet the closing conditions set forth in the merger agreement, the failure to obtain the necessary debt financing arrangements set forth in commitment letters received in connection with the merger, risks that the proposed merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed merger, the extent and timing of regulatory approvals, the distraction of management of ECI resulting from the proposed merger, and the risk factors discussed from time to time by ECI in reports filed or furnished with the Securities and Exchange Commission (the “SEC”).

In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward looking statements are specified in ECI’s filings with the SEC, including ECI's Annual Report on Form 20-F for the year ended December 31, 2006, under headings such as "Risk Factors" "Trend Information" and "Operating and Financial Review and Prospects." Except for ECI's ongoing obligations to disclose material information under the federal securities laws, ECI undertakes no obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

Additional Information and Where to Find It

In connection with the extraordinary general meeting, ECI will send to its shareholders of record a proxy statement in the next few days describing the various matters to be voted upon at the meeting. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement and other documents may be obtained for free by directing such request to ECI Investor Relations, telephone: +972-3-926-6255 or +972-3-926-6092 or on ECI’s Web site at http://www.ecitele.com/Investors/Pages/default.aspx.

Investor Relations Contact:
Elana Holzman, VP Investor Relations, ECI Telecom, Tel: International access code +972-3-926-6255, elana.holzman@ecitele.com